SEC
Mail Processing
Section
JAN 27 2017
Washington DC
412

SE

17006050

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response...	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39210

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/15 (MM/DD/YY) AND ENDING 11/30/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Waterford Capital, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14677 Midway Rd. Suite 205
(No. and Street)

Addison	Texas	75001
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – if individual, state last, first, middle name)

8750 North Central Expressway, Suite 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

RECEIVED
2017 JAN 27 PM 2:31
SEC / TM

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David O'Connor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Waterford Capital, Inc., as of November 30, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

JAMES C. ODEN
Notary Public, State of Texas
Comm. Expires 05-07-2020
Notary ID 11945853

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Report of Independent Registered Public Accounting Firm on Management's Exemption Report.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

WATERFORD CAPITAL, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED NOVEMBER 30, 2016

WATERFORD CAPITAL, INC.

CONTENTS

MOSS ADAMS LLP
Certified Public Accountants | Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Waterford Capital, Inc.

We have audited the accompanying statement of financial condition of Waterford Capital, Inc. (the "Company") as of November 30, 2016, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Waterford Capital, Inc. as of November 30, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Waterford Capital, Inc.'s financial statements. The information in Schedule I is the responsibility of Waterford Capital, Inc.'s management. Our audit procedures include determining whether the information in Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the information in Schedule I, we evaluated whether the information in Schedule I, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Dallas, Texas
January 26, 2017

WATERFORD CAPITAL, INC.
Statement of Financial Condition
November 30, 2016

ASSETS

Cash	$ 25,053
Receivable from broker-dealers and clearing organizations	10,262
	$ 35,315

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 11,788
	11,788
Stockholders' equity	
Common stock, 500,000 shares authorized with $.01 par value, 101,000 shares issued and outstanding	1,010
Additional paid-in capital	32,770
Retained earnings/(deficit)	(10,253)
Total stockholders' equity	23,527
	$ 35,315

The accompanying notes are an integral part of these financial statements.

WATERFORD CAPITAL, INC.
Statement of Operations
For the Year Ended November 30, 2016

Revenues	
Securities commissions	$ 2,346
Revenue from sale of Investment Company shares	84
Interest income	282
Other income	4,677
Revenue from investment banking	812,103
	819,492
Expenses	
Compensation and benefits	767,505
Commissions and clearance paid to all other brokers	1,118
Occupancy and equipment costs	10,895
Promotional expense	9,081
Other expenses	23,974
Regulatory fees	10,141
	822,714
Loss before income taxes	(3,222)
Federal income tax expense - benefit	2,222
Net (loss)	$ (5,444)

The accompanying notes are an integral part of these financial statements.

WATERFORD CAPITAL, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended November 30, 2016

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
Balances at November 30, 2015	$ 1,010	$ 32,770	$ (4,809)	$ 28,971
Net (loss)			(5,444)	(5,444)
Balances at November 30, 2016	$ 1,010	$ 32,770	$ (10,253)	$ 23,527

The accompanying notes are an integral part of these financial statements.

WATERFORD CAPITAL, INC.
Statement of Cash Flows
For the Year Ended November 30, 2016

Cash flows from operating activities	
Net (loss)	($5,444)
Adjustments to reconcile net income/(loss) to net cash provided (used) by operating activities:	
Change in assets and liabilities:	
Decrease in receivable from broker-dealers and clearing organizations	10,137
Decrease in federal income tax receivable	9,924
Decrease in accounts payable and accrued expenses	(2,062)
Decrease in commission payable	(8,822)
Net cash provided (used) by operating activities	3,733
Cash flows from investing activities	
Net cash provided (used) by investing activities	-0-
Cash flows from financing activities	
Net cash provided (used) by financing activities	-0-
Net increase in cash	3,733
Cash at beginning of year	21,322
Cash at end of year	$25,053

Supplemental Disclosure of Cash Flow Information

Cash paid during the year for:	
Interest	$ -0-
Income taxes	$ 2,718

The accompanying notes are an integral part of these financial statements.

WATERFORD CAPITAL, INC.
Notes to Financial Statements
November 30, 2016

Note 1 - Summary of Significant Accounting Policies

Waterford Capital, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under ("SEC") Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. The Company is a Texas corporation, and its customers are located throughout the United States.

Security transactions (and related commission revenue and expense) are recorded on a trade date basis as securities transactions occur.

Revenue is recognized as earned based upon the contractual terms of each respective investment banking agreement, generaly at the completion of the transaction.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Receivables from broker-dealers and clearing organizations are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables. The Company advances funds to its registered representatives as determined necessary by management. The advances are generally recouped upon the following commission payment cycle. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes. The expense from the current year loss has been reported in these financial statements.

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

The Company's federal and state income tax returns are subject to examination over various statutes of limitations generally ranging from three to five years from the date of filing.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At November 30, 2016, the Company had net capital of approximately $23,527 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was .50 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 - Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade.

At November 30, 2016, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

November 30, 2016

Schedule I

WATERFORD CAPITAL, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of November 30, 2016

COMPUTATION OF NET CAPITAL

Total stockholders' equity qualified for net capital	$ 23,527
Add:	
Other deductions or allowable credits	0
Total capital and allowable subordinated liabilities	23,527
Deductions and/or charges	-0-
Non-allowable receivables	
Net capital before haircuts on securities positions	23,527
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))	(0)
Net capital	$ 23,527

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:	
Accounts payable and accrued expenses	$ 11,788
Total aggregate indebtedness	$ 11,788

Schedule I (continued)

WATERFORD CAPITAL, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of November 30, 2016

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 786
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 18,527
Excess net capital at 1000%	$ 22,348
Ratio: Aggregate indebtedness to net capital	.50 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Report of Independent Registered Public Accounting Firm

On Management's Exemption Report

Required By SEC Rule 17a-5

Year Ended November 30, 2016

MOSS-ADAMS LLP
Certified Public Accountants | Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Waterford Capital, Inc.

We have reviewed management's statements, included in the accompanying Management's Statement Regarding Compliance with Certain Exemption Provisions Under Rule 15c3-3 of the Securities Exchange Act of 1934, in which (1) Waterford Capital, Inc. identified provision 17 C.F.R. §15c3-3(k)(2)(ii) (the "exemption provisions") under which Waterford Capital, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3 and (2) Waterford Capital, Inc. stated that Waterford Capital, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Waterford Capital, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Waterford Capital, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moss Adams LLP

Dallas, Texas
January 26, 2017

WATERFORD CAPITAL

14677 Midway Rd., Suite 205
Addison, TX 75001
T: 214.363.6920
www.waterfordcapital.com

Waterford Capital Inc.'s Exemption Report

Waterford Capital Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)2(ii):

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the year ended November 30, 2016 without exception.

Waterford Capital Inc.

I, David P. O'Connor swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]
President
January 03, 2017